Exhibit 99.1

POLYMET MINING CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019

PolyMet Mining Corp.
Condensed Interim Consolidated Balance Sheets
Unaudited - All figures in thousands of U.S. Dollars

	September 30, 2019	December 31, 2018
ASSETS

Current
Cash	$14,995	$13,857
Amounts receivable	578	796
Prepaid expenses	938	1,161
	16,511	15,814
Non-Current
Restricted deposits (Note 6)	10,778	10,286
Amounts receivable (Note 5)	1,900	1,796
Mineral Property, Plant and Equipment (Notes 3 and 4)	455,920	433,548
Intangible (Note 5)	24,185	24,185
Total Assets	509,294	485,629

LIABILITIES

Current
Accounts payable and accruals	5,315	3,925
Lease liabilities	57	88
Convertible debt (Notes 7 and 8)	-	56,984
Non-convertible debt (Notes 7 and 9)	-	178,483
Environmental rehabilitation provision (Note 6)	2,639	1,693
	8,011	241,173
Non-Current
Lease liabilities	581	-
Promissory Note (Note 7)	15,188	-
Environmental rehabilitation provision (Note 6)	51,944	59,414
Total Liabilities	75,724	300,587

SHAREHOLDERS’ EQUITY

Share Capital (Note 10)	525,733	271,269
Share Premium	1,151	1,151
Equity Reserves	64,481	62,111
Deficit	(157,795)	(149,489)
Total Shareholders’ Equity	433,570	185,042
Total Liabilities and Shareholders’ Equity	$509,294	$485,629

Nature of Business and Liquidity (Note 1)
Commitments and Contingencies (Note 13)

ON BEHALF OF THE BOARD OF DIRECTORS:

             /s/ Jonathan Cherry              , Director                                                                                                                                                                                                   /s/ Dr. David Dreisinger        , Director

- See Accompanying Notes –

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
Unaudited - All figures in thousands of U.S. Dollars, except for shares and per share amounts

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
General and Administrative Expenses
Salaries, directors’ fees and related benefits	$668	$542	$1,893	$1,768
Share-based compensation (Note 10)	120	182	1,418	1,637
Professional fees	44	127	258	468
Regulatory fees	98	29	198	168
Investor and public relations	191	185	777	885
Office and administration	137	164	415	517
Depreciation	29	33	93	98
Total General and Administration Expenses	1,287	1,262	5,052	5,541

Other Expenses (Income)
Finance costs - net (Note 11)	630	404	1,872	1,846
Loss on foreign exchange	6	2	13	3
Loss on debenture modification (Notes 7, 8 and 9)	-	-	2,004	4,109
Loss on land exchange	-	-	-	553
Gain on disposal of assets	(207)	-	(379)	-
(Gain)/Loss on financial instrument fair value (Note 5)	(123)	37	(221)	112
Other income	(15)	(17)	(35)	(30)
Total Other Expenses	291	426	3,254	6,593

Total Loss and Comprehensive Loss for the Period	1,578	1,688	8,306	12,134

Basic and Diluted Loss per Share	$(0.00)	$(0.01)	$(0.01)	$(0.04)

Weighted Average Number of Shares – basic and diluted	1,005,177,588	320,583,629	559,824,359	320,330,029

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
Unaudited - All figures in thousands of U.S. Dollars, except for shares

	Share Capital (authorized = unlimited)			Equity Reserves
					Accumulated			Total
	Issued	Share	Share	Contributed	Other Comp	Equity		Shareholders'
	Shares	Capital	Premium	Surplus	Inc / (Loss)	Reserves	Deficit	Equity
Balance - December 31, 2017	319,303,098	$269,516	$1,151	$60,295	$210	$60,505	$(132,497)	$198,675
Transition to IFRS 9	-	-	-	-	(210)	(210)	(1,949)	(2,159)
Restated - January 1, 2018	319,303,098	$269,516	$1,151	$60,295	$-	$60,295	$(134,446)	$196,516
Total comprehensive loss for the period	-	-	-	-	-	-	(12,134)	(12,134)
Modification of debentures (Notes 7, 8 and 9)	-	-	-	2,331	-	2,331	-	2,331
Payment of land purchase options (Note 10)	102,500	98	-	-	-	-	-	98
Exercise of share options and warrants (Note 10)	315,500	323	-	(81)	-	(81)	-	242
Vesting of restricted shares and RSU’s (Note 10)	843,413	624	-	(624)	-	(624)	-	-
Share-based compensation (Note 10)	99,308	105	-	1,649	-	1,649	-	1,754
Bonus share cost amortization	-	-	-	(1,519)	-	(1,519)	-	(1,519)
Balance – September 30, 2018	320,663,819	$270,666	$1,151	$62,051	$-	$62,051	$(146,580)	$187,288

	Share Capital (authorized = unlimited)
						Total
	Issued	Share	Share	Equity		Shareholders'
	Shares	Capital	Premium	Reserves	Deficit	Equity
Balance – December 31, 2018	321,190,069	$271,269	$1,151	$62,111	$(149,489)	$185,042
Total comprehensive loss for the period	-	-	-	-	(8,306)	(8,306)
Rights offering and issuance costs (Note 10)	682,813,838	253,047	-	-	-	253,047
Debenture refinancing warrants (Note 7)	-	-	-	1,564	-	1,564
Payment of land purchase options (Note 10)	78,750	46	-	-	-	46
Exercise of share options (Note 10)	400,171	572	-	(298)	-	274
Vesting of restricted shares and RSU’s (Note 10)	644,510	715	-	(715)	-	-
Share-based compensation (Note 10)	102,921	84	-	1,819	-	1,903
Balance – September 30, 2019	1,005,230,259	525,733	1,151	64,481	(157,795)	433,570

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Cash Flows
Unaudited - All figures in thousands of U.S. Dollars

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Operating Activities
Loss for the period	$(1,578)	$(1,688)	$(8,306)	$(12,134)
Items not involving cash:
Depreciation	29	33	93	98
Environmental rehabilitation provision accretion (Note 6)	671	456	1,527	1,327
Share-based compensation (Note 10)	120	182	1,418	1,637
Unrealized loss on foreign exchange	3	4	4	-
Loss on debenture modification (Notes 7, 8 and 9)	-	-	2,004	4,109
Loss on land exchange	-	-	-	553
Gain on disposal of property, plant & equipment	(207)	-	(379)	-
(Gain)/Loss on financial asset fair value (Notes 5 and 11)	(208)	37	(713)	112
Changes in non-cash working capital
Amounts receivable	60	(8)	335	(3)
Prepaid expenses	229	515	223	375
Accounts payable and accruals	(534)	(43)	1,715	(405)
Net cash used in operating activities	(1,415)	(512)	(2,079)	(4,331)

Financing Activities
Share issuance proceeds (Note 10)	-	61	21,839	242
Share issuance costs (Note 10)	-	-	(11,953)	-
Debenture funding, net of costs (Notes 7 and 9)	15,000	-	15,000	24,723
Debenture repayment (Notes 7, 8, 9 and 10)	-	-	(6,882)	-
Cash settled RSU’s (Note 10)	(3)	-	(232)	(377)
Net cash provided by financing activities	14,997	61	17,772	24,588

Investing Activities
Property, plant and equipment purchases (Note 4)	(4,956)	(7,073)	(15,801)	(17,546)
Intangible purchases (Note 5)	-	(3,105)	-	(3,105)
Property, plant and equipment disposal proceeds	207	-	1,250	-
Land disposal proceeds	-	-	-	425
Net cash used in investing activities	(4,749)	(10,178)	(14,551)	(20,226)

Net Increase (Decrease) in Cash	8,833	(10,629)	1,142	31
Effect of foreign exchange on Cash	(3)	(4)	(4)	-
Cash - Beginning of period	6,165	17,595	13,857	6,931
Cash - End of period	$14,995	$6,962	$14,995	$6,962
Supplemental information – non-cash investing and financing
Accounts payable and accruals	$(1,252)	$1,013	$(96)	$1,263
Debt accretion and capitalized interest (Notes 7, 8 and 9)	188	5,317	14,598	14,310
Share-based compensation (Note 10)	41	52	482	438
Bonus share amortization	-	-	-	25
Bonus share forfeiture	-	-	-	(1,544)
Fair value of shares issued for land options (Note 10)	10	22	46	98
Share issuance proceeds (Note 10)	-	-	243,435	-
Debenture repayment (Note 10)	$-	$-	$(243,435)	$-

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and for the three and nine months ended September 30, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1.	Nature of Business and Liquidity

PolyMet Mining Corp. was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998.  Through its 100%-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US” and, together with PolyMet Mining Corp., “PolyMet” or the “Company”), the Company is engaged in the exploration and development of natural resource properties.  The Company has a majority shareholder relationship with Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”), as a result of Glencore’s ownership of 71.6% of the Company’s issued shares.

The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body.  The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain and maintain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the development of NorthMet, and to conduct future profitable operations or alternatively, disposal of the investment on an advantageous basis.

The corporate address and records office of the Company are located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1C7, and 700 West Georgia, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3, respectively.  The executive office of PolyMet US is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota, United States of America, 55101.
The condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time.  As at September 30, 2019, the Company had cash of $14.995 million and working capital of $8.500 million.  Management believes, based upon the underlying value of the NorthMet Project, the receipt of all permits necessary to construct and operate the NorthMet Project, ongoing discussions with potential financiers and the majority shareholder relationship with Glencore, that financing will continue to be available allowing the Company to complete the development of NorthMet and to conduct future profitable operations.  While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and for the three and nine months ended September 30, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Summary of Significant Accounting Policies

Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting and follow the same accounting policies as set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2018.  These condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018.  The financial statements were approved by the Board of Directors on November 7, 2019.

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain mineral property rights in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P.  Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations.  All lease payments have been paid to date with the next annual payment of $0.175 million due in January 2020.

Pursuant to an agreement dated December 1, 2008, the Company leases certain mineral property rights in St. Louis County, Minnesota from LMC Minerals.  Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  All lease payments have been paid to date with the next annual payment of $0.030 million due in November 2019.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company.  The Company’s recovery of $3.000 million in advance royalty payments to RGGS Land & Minerals Ltd., L.P. is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.  The Company’s recovery of $0.219 million in advance royalty payments to LMC Minerals is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and for the three and nine months ended September 30, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4.	Mineral Property, Plant and Equipment

Details of Mineral Property, Plant, and Equipment are as follows:

Net Book Value	NorthMet	Other fixed assets	Total
Balance at December 31, 2018	433,347	201	433,548
Additions	30,239	650	30,889
Disposals	(871)	-	(871)
Changes to environmental rehabilitation provision (Note 6)	(7,515)	-	(7,515)
Amortization and Depreciation	-	(131)	(131)
Balance at September 30, 2019	$455,200	720	455,920

NorthMet	September 30, 2019	December 31, 2018
Mineral property acquisition and interest costs	$126,600	$112,002
Mine plan and development	51,302	48,383
Environmental	141,036	133,638
Consulting and wages	58,033	55,076
Reclamation and remediation (Note 6)	49,296	56,811
Site activities	28,855	26,488
Mine equipment	78	949
Total	$455,200	$433,347

Erie Plant, Minnesota, U.S.A.

In November 2005, the Company acquired from Cliffs Erie LLC, a subsidiary of Cleveland Cliffs Inc. (together “Cliffs”) large parts of the Erie Plant, a processing facility located approximately six miles from the ore body.

In December 2006, the Company acquired from Cliffs additional property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.

The consideration paid for the Erie Plant and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair market value of $13.953 million. As part of the consideration, the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property (see Note 6).

During the nine months ended September 30, 2019, the Company capitalized 100% of the borrowing costs on the promissory note (see Note 7), convertible debt (see Note 8) and non-convertible debt (see Note 9) in the amount of $14.598 million (September 30, 2018 - $14.310 million) as part of the cost of NorthMet assets. As NorthMet assets are not in use or capable of operating in a manner intended by management, no depreciation or amortization of these assets has been recorded to September 30, 2019.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and for the three and nine months ended September 30, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

5.	Intangible and EIP Receivable

Details of the Intangible are as follows:

	Nine months ended September 30, 2019	Twelve months ended December 31, 2018
Intangible – beginning of period	$24,185	$3,130
Purchases	-	21,055
Intangible – end of period	$24,185	$24,185

In October 2017, the Company entered into an agreement with EIP Credit Co., LLC to reserve wetland bank credits the Company can use for the NorthMet Project for a minimum of five years in exchange for an initial down payment applicable to the purchase price, contractual transfer of certain lands, and annual option payments not applicable to the purchase price.  Annual option payments of $0.250 million are expensed as incurred whereas option exercise payments will be recorded to Intangible and transferred to Mineral Property, Plant and Equipment once placed into service.  During the twelve months ended December 31, 2018, the Company exercised part of its rights and purchased wetland bank credits, which resulted in a $21.055 million addition to Intangible.

Details of the EIP receivable are as follows:

	Nine months ended September 30, 2019	Twelve months ended December 31, 2018
EIP Receivable – beginning of period	$1,912	$2,883
Gain/(loss) on re-measurement	221	(971)
EIP Receivable – end of period	2,133	1,912
Less current portion	(233)	(116)
Non-current portion	$1,900	$1,796

In April 2015, the Company entered into an agreement with EIP Minnesota, LLC (“EIP”) whereby EIP will seek to sell wetland credits the Company is unable to use for the NorthMet Project to third parties and, over time, reimburse the Company for its costs.  The timing of EIP’s sale to third parties and reimbursement of the Company is uncertain and volatile.   The EIP receivable is recorded at fair value at each reporting period, based on management’s best estimate of cash flows expected from future sales by EIP.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and for the three and nine months ended September 30, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

6.	Environmental Rehabilitation Provision

Details of the Environmental Rehabilitation Provision are as follows:

	Nine months ended September 30, 2019	Twelve months ended December 31, 2018
Environmental Rehabilitation Provision – beginning of period	$61,107	$65,402
Change in estimate	(7,515)	(3,478)
Liabilities discharged	(536)	(2,613)
Accretion expense	1,527	1,796
Environmental Rehabilitation Provision – end of period	54,583	61,107
Less current portion	(2,639)	(1,693)
Non-current portion	$51,944	$59,414

Federal, state and local laws and regulations concerning environmental protection affect the Company’s assets.  As part of the consideration for the asset acquisitions from Cliffs (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property.  The Company’s provisions are based upon existing laws and regulations.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

The Company’s best estimate of the environmental rehabilitation provision as at September 30, 2019 was $54.583 million (December 31, 2018 - $61.107 million) based on estimated cash flows required to settle this obligation in present day costs of $70.610 million (December 31, 2018 - $71.146 million), a projected inflation rate of 2.2% (December 31, 2018 – 2.0%), a market risk-free nominal interest rate (“discount rate”) of 4.0% (December 31, 2018 – 2.87%) and expenditures expected to occur over a period of approximately 30 years.  During the quarter ended September 30, 2019, the Company refined the inputs for determining the discount rate in order to better reflect the expected rates over the period of future cash flows.   This change in estimate resulted in a $12.8 million decrease to the environmental rehabilitation provision for the quarter ended September 30, 2019 which is included in the year to date decrease of $7.5 million and has been accounted for prospectively as a change in accounting estimate in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates, and Errors.

The carrying value of the provision is sensitive to the estimates and assumptions used in its measurement.  If the discount rate had been 1% lower than management’s estimate, the liability would have increased by $7.9 million and conversely, if the discount rate had been 1% higher than management’s estimate, the liability would have decreased by $6.3 million.

On November 1, 2018, the Company received the Permit to Mine for NorthMet and certain other permits from the Minnesota Department of Natural Resources (“MDNR”) which included a schedule for financial assurance obligations, including required cash contributions to a trust fund.  The Company has satisfied its current financial assurance obligations primarily by establishing and contributing $10.0 million in restricted deposits to a trust fund and providing $65.0 million in surety bonds and letters of credit, with the MDNR as the beneficiary in each case.  Financial assurance obligations must be reviewed annually based on the Company’s planned reclamation activities, with the total assurance and related financial instruments adjusted accordingly if the underlying estimated reclamation costs are revised.  The Company may terminate these financial instruments, partially or in full, only upon meeting site reclamation requirements and securing approval from the MDNR.  Future required cash contributions to the trust fund are $2.0 million per year beginning in the first year of mining operations and continue until the eighth year after which annual contributions will be prorated based on the expected reclamation obligation at the end of mining.  In addition, the Company provided Cliffs with a $13.4 million letter of credit to satisfy requirements under the asset acquisition agreements and related obligations.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and for the three and nine months ended September 30, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.	Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing agreements comprising:

•
Equity – $25.0 million placement of common shares in 2009; $30.0 million placement of common shares in 2010; $20.0 million placement of common shares in 2011; $20.960 million purchase of common shares in 2013; $10.583 million purchase of common shares in the 2016 Private Placement; and a $243.435 million purchase of common shares in the 2019 Rights Offering;

•
Convertible debt (“Glencore Convertible Debt”) –$25.0 million initial principal secured convertible debentures drawn in 2008 and 2009.  The convertible debt balance was fully repaid with proceeds from the 2019 Rights Offering;

•
Non-convertible debt (“Glencore Non-Convertible Debt”) – 30.0 million initial principal secured debentures drawn in 2015; $11.0 million initial principal secured debenture drawn in 2016; $14.0 million initial principal secured debentures drawn in 2016; $20.0 million initial principal secured debentures drawn in 2017 and 2018; and $80.0 million initial principal secured debenture 2018 drawn in 2018 with the final tranche in the amount of $15.0 million cancelled by the Company.  The non-convertible balance was fully repaid with proceeds from the 2019 Rights Offering; and

•	Promissory Note – agreement comprising $15.0 million initial principal note drawn in August 2019.

As a result of these financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's ownership and ownership rights of PolyMet as at September 30, 2019 comprises:

•	720,084,055 shares representing 71.6% of PolyMet's issued shares (December 31, 2018 - 92,836,072 shares);
•
Warrants to purchase 7,453,068 common shares at $0.6384 per share at any time until March 31, 2024, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and PolyMet has received permits and construction finance is available (“Exercise Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions triggered upon closing of the Rights Offering on June 28, 2019;

•
Warrants to purchase 8,142,776 common shares at $0.8665 per share at any time until October 28, 2021, subject to acceleration at the Company’s option provided all permits necessary to construct NorthMet have been received (“Acceleration Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions triggered upon closing of the Rights Offering on June 28, 2019; and

•
Warrants to purchase 721,302 common shares at $0.6756 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions triggered upon closing of the Rights Offering on June 28, 2019.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and for the three and nine months ended September 30, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.   Glencore Financing - Continued

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 736,401,201 common shares of PolyMet, representing 72.1% on a partially diluted basis, that is, if no other options or warrants were exercised or 69.1% on a fully diluted basis, if all other options and warrants were exercised.

2019 Agreement
On March 22, 2019, the Company entered into an extension agreement with Glencore with respect to the secured convertible and non-convertible debt set to mature on March 31, 2019.  Glencore agreed to extend the maturity date of the debt to June 30, 2019 to provide the Company time to prepare for and complete a rights offering, fully backstopped by Glencore, to raise sufficient funds to repay all outstanding debt.  In connection with the extension agreement, the Company issued 6,458,001 purchase warrants to Glencore with an expiration date of March 31, 2024 and an exercise price of $0.7368 which was approved by the NYSE American and TSX.  In addition, the Company agreed to extend the expiration date of the convertible debt exchange warrant to the earlier of March 31, 2020 or the date on which the convertible debt is fully repaid, which occurred on June 28, 2019 (see Notes 8 and 9).

The March 2019 transaction was accounted for as a modification of the existing debentures with a $2.014 million modification loss consisting of the following:
•	$0.810 million to increase the convertible debt carrying value to the revised cash flows discounted using the original effective interest rate of 7.3%;
•	$0.360 million to reduce the non-convertible debt carrying value to the revised cash flows discounted using the original effective interest rate of 14.3%; and
•	$1.564 million to recognize fair value of the purchase warrants issued.

On June 28, 2019, Glencore purchased 430,521,941 common shares under its standby commitment under the Rights Offering in addition to the 196,726,042 common shares purchased under its rights (see Note 10).  Proceeds of the rights offering were used to repay the convertible debt (see Note 8) and non-convertible debt (see Note 9) resulting in a gain on convertible debt repayment of $0.018 million and loss on non-convertible debt repayment of $0.008 million.

On August 7, 2019, the Company issued to Glencore a promissory note in the amount of $15.0 million with proceeds to be used for general corporate purposes.  The promissory note bears interest at three month U.S. dollar LIBOR plus 6.0% and is payable on the earlier of (i) December 31, 2021 or (ii) the availability of at least $100 million of debt or equity financing, on which date all principal and interest accrued to such date will be due and payable.  Since inception, $0.188 million of interest was capitalized to the principal amount of the promissory note.  All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the nine months ended September 30, 2019.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and for the three and nine months ended September 30, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

8.	Convertible Debt

Details of the Convertible Debt are as follows:

	Nine months ended September 30, 2019	Twelve months ended December 31, 2018
Convertible Debt – beginning of period	$56,984	$49,067
Transition to IFRS 9 (Note 2)	-	1,346
Convertible Debt – adjusted beginning of period	56,984	50,413
Change due to modification (Note 7)	792	3,142
Accretion and capitalized interest	2,105	3,429
Repayment	(59,881)	-
Convertible Debt – end of period	-	56,984
Less current portion	-	(56,984)
Non-current portion	$-	$-

Since October 2008, the Company issued $25.0 million of secured convertible debentures to Glencore.  The Company provided security on these debentures covering all of the assets of PolyMet.

These debentures bore interest at the twelve month U.S. dollar LIBOR plus 4.0% through July 31, 2015, twelve month U.S. dollar LIBOR plus 8.0% through December 31, 2015, twelve month U.S. dollar LIBOR plus 15.0% beginning January 1, 2016, and twelve month U.S. dollar LIBOR plus 10.0% beginning April 1, 2018.  Interest was compounded quarterly and payable in cash or by increasing the principal amount of the debentures, at the option of Glencore.  Since inception, $34.881 million of interest was capitalized to the principal amount of the debenture.  All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the nine months ended September 30, 2019.

Following the Rights Offering close on June 28, 2019 (see Note 10), these debentures were fully repaid on June 28, 2019.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and for the three and nine months ended September 30, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

9.	Non-Convertible Debt

Details of the Non-Convertible Debt are as follows:

	Nine months ended September 30, 2019	Twelve months ended December 31, 2018
Non-Convertible Debt – beginning of period	$178,483	$92,268
Transition to IFRS 9 (Note 2)	-	813
Non-Convertible Debt – adjusted beginning of period	178,483	93,081
Change due to modification (Note 7)	(352)	(1,452)
Accretion and capitalized interest	12,305	17,131
Funding, net of costs	-	69,723
Repayment	(190,436)	-
Total Non-Convertible Debt	-	178,483
Less current portion	-	(178,483)
Non-current portion	$-	$-

Since January 2015, the Company issued $140.0 million of secured non-convertible debentures to Glencore.  The Company provided security on these debentures covering all of the assets of PolyMet.

These debentures bore interest at twelve month U.S. dollar LIBOR plus 8.0% through December 31, 2015, twelve month U.S. dollar LIBOR plus 15.0% beginning January 1, 2016, and twelve month U.S. dollar LIBOR plus 10.0% beginning April 1, 2018.  Interest was compounded quarterly and payable in cash or by increasing the principal amount of the debentures, at the option of Glencore.  Since inception, $50.436 million of interest was capitalized to the principal amount of the debenture.  All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the nine months ended September 30, 2019.

Following the Rights Offering close on June 28, 2019 (see Note 10), these debentures were fully repaid on June 28, 2019.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and for the three and nine months ended September 30, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital

a)	Issuances for Cash and Land Acquisition

On May 24, 2019, the Company filed a prospectus for an offering of rights to holders of common shares of the Company to raise up to $265.0 million in gross proceeds (“Rights Offering”).  Every shareholder received one Right ("Right") for each common share owned on June 3, 2019, the Record Date, and each Right entitled the holder to acquire 2.119069 new common shares of the Company at $0.3881 per share. This offering of Rights expired on June 26, 2019.

Under the terms of a Standby Purchase Agreement, Glencore agreed to purchase any common shares not subscribed for by holders of Rights, subject to certain conditions.  Because the Rights Offering was not fully subscribed, Glencore purchased 430,521,941 shares under its standby commitment in addition to the 196,726,042 shares purchased under Glencore’s Rights.

Upon closing of the Rights Offering on June 28, 2019, the Company issued a total of 682,813,838 common shares for gross proceeds of $265.0 million.  Expenses and fees relating to the Rights Offering were $11.953 million, including a $7.690 million standby commitment fee paid to Glencore, and reduced the gross proceeds recorded as share capital.  Closing of the Rights Offering triggered customary anti-dilution provisions for outstanding warrants, share options, and unissued restricted share units.  Proceeds of the Rights Offering were used to repay the convertible debt of $59.881 million owed to Glencore and non-convertible debt of $190.436 million owed to Glencore (see Notes 8 and 9).  The Company and Glencore agreed to net settle Glencore’s Rights Offering subscription amount of $243.435 million against the debt amounts owed.

During the nine months ended September 30, 2019 the Company issued 400,171 shares (September 30, 2018 – 225,000) pursuant to the exercise of share options for proceeds of $0.274 million (September 30, 2018 - $0.152 million).

During the nine months ended September 30, 2019 the Company issued nil shares (September 30, 2018 – 90,500 shares) pursuant to the exercise of warrants for proceeds of $nil (September 30, 2018 - $0.090 million).

During the nine months ended September 30, 2019 the Company issued 78,750 shares (September 30, 2018 – 102,500 shares) to maintain land purchase options with the shares valued at $0.046 million (September 30, 2018 - $0.098 million).

b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders. Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on June 27, 2018.  The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares underlying options pursuant to an exemption approved by the Toronto Stock Exchange.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and for the three and nine months ended September 30, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - Continued

During the nine months ended September 30, 2019, the Company recorded $1.894 million for share-based compensation (September 30, 2018 - $2.075 million) with $1.418 million expensed to share-based compensation (September 30, 2018 - $1.637 million) and $0.476 million capitalized to mineral property, plant and equipment (September 30, 2018 - $0.438 million).  The offsetting entries were to equity reserves for $1.819 million (September 30, 2018 - $1.649 million), share capital for $0.084 million (September 30, 2018 - $0.105 million) and payables for $-0.009 million (September 30, 2018 - $0.321 million).  Total share-based compensation for the period comprised $1.142 million for share options (September 30, 2018 - $0.766 million), $0.668 million for restricted share units (September 30, 2018 - $1.204 million), and $0.084 million for issuance of unrestricted shares (September 30, 2018 - $0.105 million).  Exercise of share options and warrants and vesting of restricted share units during the period resulted in $1.013 million being transferred from equity reserves to share capital (September 30, 2018 - $0.705 million).

c)	Share Options

Share options granted may not exceed a term of ten years and are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.  Details of share options are as follows:

	Nine months ended September 30, 2019		Twelve months ended December 31, 2018
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding – beginning of period	22,692,002	0.91	21,659,002	0.98
Granted	3,625,000	0.81	2,503,000	0.91
Exercised	(625,000)	0.71	(225,000)	0.67
Expired	(610,000)	0.71	(1,245,000)	2.06
Anti-dilution price adjustment	-	(0.12)	-	-
Outstanding – end of period	25,082,002	0.79	22,692,002	0.91

Effective June 28, 2019, the Company reduced the exercise price of all options that were outstanding prior to the Rights Offering subject to stock exchange approval, to reflect the dilutive effect of the common shares that were issued in connection with the Rights Offering.  The adjustment did not impact the financial statements.

The weighted average share price when share options were exercised during the nine months ended September 30, 2019 was $0.78.

During the nine months ended September 30, 2019, there were 240,000 share options net settled with 15,171 shares upon exercise.

The fair value of share options granted were estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Nine months ended September 30, 2019	Twelve months ended December 31, 2018
Risk-free interest rate	2.52%	2.33% to 2.58%
Expected dividend yield	-	-
Expected forfeiture rate	-	-
Expected volatility	54.56%	56.07% to 61.80%
Expected life in years	2.50	2.50 to 5.00
Weighted average fair value of each option	$0.29	$0.34 to $0.61

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and for the three and nine months ended September 30, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - Continued

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

Details of the share options outstanding as at September 30, 2019 are as follows:

Range of Exercise Prices	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life
0.52 to 0.69	10,294,000	9,994,000	$0.63	2.49
0.70 to 0.86	9,717,000	9,018,000	0.77	4.04
0.87 to 1.30	3,846,002	3,846,002	0.96	1.77
1.31 to 1.63	1,050,000	1,050,000	1.56	1.41
1.64 to 2.66	175,000	115,000	2.23	0.12
	25,082,002	24,023,002	$0.79	2.92

As at September 30, 2019 all outstanding share options had vested and were exercisable, with the exception of 1,059,000, which are scheduled to vest upon completion of specific targets or dates (June 2020 – 300,000; Production – 699,000; Other – 60,000).  The outstanding share options have expiry periods between 0.04 and 8.43 years and are expected to be settled in shares upon exercise.

d)    Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.  Details of restricted shares and restricted share units are as follows:

	Nine months ended September 30, 2019	Twelve months ended December 31, 2018
Outstanding - beginning of period	3,347,907	3,281,030
Issued	1,632,119	1,227,004
Vested	(1,049,364)	(1,160,127)
Anti-dilution quantity adjustment	624,452	-
Outstanding - end of period	4,555,114	3,347,907

Effective June 28, 2019, the Company increased the number of common shares issuable for all restricted share units outstanding prior to the Rights Offering subject to stock exchange approval, to reflect the dilutive effect of the common shares that were issued in connection with the Rights Offering.  The adjustment did not impact the financial statements.

During the nine months ended September 30, 2019, the Company issued 1,632,119 restricted share units, which had a fair value of $1.325 million to be expensed and capitalized over the vesting periods.

During the nine months ended September 30, 2019, there were 309,354 restricted share units settled upon vesting with $0.232 million in cash and 95,500 restricted shares released upon vesting.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and for the three and nine months ended September 30, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - Continued

As at September 30, 2019, outstanding restricted shares and restricted share units are scheduled to vest upon completion of specific targets or dates (Construction Finance – 865,575; Production – 459,272; June 2020 – 126,130; March 2020 – 707,649; January 2021 – 1,545,837).  The remaining 850,651 outstanding restricted shares and restricted share units have vested but share delivery is deferred until retirement, termination, or death.  The Company expects 935,076 outstanding restricted share units will be settled in cash and the remainder will be settled in shares as allowed under the Omnibus Plan.

e)	Bonus Shares

The bonus share incentive plan was established for the Company’s directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held in May 2004.  The Company has authorized 3,640,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest in NorthMet.   At the Company’s Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.  Details of the bonus shares are as follows:

	Nine months ended September 30, 2019		Twelve months ended December 31, 2018
	Allocated	Authorized & Unissued	Allocated	Authorized & Unissued
Outstanding – beginning of period	2,700,000	3,640,000	3,150,000	3,640,000
Forfeited	-	-	(450,000)	-
Outstanding – end of period	2,700,000	3,640,000	2,700,000	3,640,000

The fair value of these unissued bonus shares was being amortized until the estimated date of issuance and has now been fully amortized.  During the nine months ended September 30, 2019, the Company recorded $nil amortization related to Milestone 4 bonus shares (September 30, 2018 – $0.025 million), which was capitalized to Mineral Property, Plant and Equipment.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and for the three and nine months ended September 30, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - Continued

f)    Share Purchase Warrants

Details of the share purchase warrants are as follows:

	Nine months ended September 30, 2019		Twelve months ended December 31, 2018
	Number of Purchase Warrants	Weighted Average Exercise Price	Number of Purchase Warrants	Weighted Average Exercise Price
Outstanding – beginning of period	27,189,713	$0.95	21,322,212	$0.99
Issued	6,458,001	0.74	6,458,001	0.82
Anti-dilution price adjustment	-	(0.12)	-	-
Anti-dilution quantity adjustment	4,189,466	-	-	-
Exercised	-	-	(590,500)	1.00
Expiration	(6,458,001)	0.82	-	-
Outstanding – end of period	31,379,179	$0.80	27,189,713	$0.95

The outstanding share purchase warrants have expiry periods between 2.05 years and 4.50 years, subject to acceleration in certain circumstances.

Effective June 28, 2019, the Company increased the number of common shares issuable and reduced the exercise price of all warrants that were outstanding prior to the Rights Offering subject to stock exchange approval, to reflect the dilutive effect of the common shares that were issued in connection with the Rights Offering.  The adjustment did not impact the financial statements.

Issuances and expirations during the nine months ended September 30, 2019 relate to Glencore financing (see Note 7).

The fair value of share purchase warrants granted were estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Nine months ended September 30, 2019	Twelve months ended December 31, 2018
Risk-free interest rate	2.18%	2.05%
Expected dividend yield	-	-
Expected forfeiture rate	-	-
Expected volatility	52.59%	54.54%
Expected life in years	3.00	1.02
Weighted average fair value of each warrant	$0.24	$0.36

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the warrant is indicative of future trends, which may or may not necessarily be the actual outcome.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and for the three and nine months ended September 30, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

11.	Finance Costs - Net

Details of net finance costs are as follows:

	Nine months ended
	September 30, 2019	September 30, 2018
Debt accretion and capitalized interest: Convertible debt (Note 8)	$2,105	$2,414
Non-convertible debt (Note 9)	12,305	11,896
Promissory note (Note 7)	188	-
Environmental rehabilitation provision accretion (Note 6)	1,527	1,327
Other finance costs	1,000	682
Less: amounts capitalized on qualifying assets	(14,598)	(14,310)
Finance costs	2,527	2,009
Income on cash and restricted deposits	(655)	(163)
Finance income	(655)	(163)
Finance costs - net	$1,872	$1,846

12.	Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Nine months ended
	September 30, 2019	September 30, 2018
Salaries and other short-term benefits	$1,918	$1,624
Other long-term benefits	44	36
Share-based payment (1)	1,713	1,526
Total	$3,675	$3,186

(1)	Share-based payment represents the amount capitalized or expensed during the period (see Note 10).

There are agreements with senior management, including the President and Chief Executive Officer who is also a director, containing severance provisions for termination without cause or in the event of a change in control.  No other PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore’s 71.6% ownership and majority shareholder relationship, Glencore is also a related party.  In addition to the transactions described in Notes 7, 8, 9 and 10, the Company has entered into a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for NorthMet technical support costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During the nine months ended September 30, 2019, the Company recorded $0.304 million (September 30, 2018 - $0.050 million) for services under this agreement.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and for the three and nine months ended September 30, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

13.	Commitments and Contingencies

In addition to items described elsewhere in these financial statements, the Company had firm commitments as at September 30, 2019 related to compliance and land options of approximately $0.5 million with approximately $0.1 million due over the next year and the remainder due over four years.

14.	Financial Instruments and Risk Management

The carrying values of each classification of financial instrument at September 30, 2019 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$14,995	$-	$14,995
Restricted deposits	662	10,116	10,778
Amounts receivable	345	2,133	2,478
Total financial assets	16,002	12,249	28,251
Financial liabilities
Accounts payable and accruals	5,183	132	5,315
Lease liabilities	638	-	638
Total financial liabilities	$5,821	$132	$5,953

The carrying values of each classification of financial instrument at December 31, 2018 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$13,857	$-	$13,857
Restricted deposits	10,286	-	10,286
Amounts receivable	680	1,912	2,592
Total financial assets	24,823	1,912	26,735
Financial liabilities
Accounts payable and accruals	3,554	371	3,925
Lease liabilities	88	-	88
Convertible debt	56,984	-	56,984
Non-convertible debt	178,483	-	178,483
Total financial liabilities	$239,109	$371	$239,480

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1	–	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	–	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	–	Inputs for the asset or liability that are not based on observable market data.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2019 and for the three and nine months ended September 30, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

14.  Financial Instruments and Risk Management - Continued

Financial instruments measured at fair value subsequent to recognition include the restricted deposits (see Note 6) which are measured at fair value through profit or loss using Level 1 inputs resulting in a carrying value of $10.116 million (December 31, 2018 - $nil), the receivable from EIP (see Note 5) which is measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $2.133 million (December 31, 2018 - $1.912 million) and accruals representing expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $0.132 million (December 31, 2018 - $0.371 million).

The fair values of cash, restricted deposits, other current amounts receivable, accounts payable and accruals approximate their carrying amounts due to their short-term nature.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash.  See additional discussion in Note 1.